Exhibit 12

Corning Incorporated and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(In millions, except ratios)

	Fiscal years ended December 31,
	2016	2015	2014	2013	2012

Income from operations before taxes on income	$3,692	$1,486	$3,568	$2,473	$1,975
Adjustments:
Equity in earnings of equity affiliates	(284)	(299)	(266)	(547)	(810)
Distributed income of equity affiliates (1)	85	143	1,704	629	1,089
Net income attributable to noncontrolling interests	10	10	3		(5)
Fixed charges net of capitalized interest	195	171	159	148	138

Earnings before taxes and fixed charges as adjusted	$3,698	$1,511	$5,168	$2,703	$2,387

Fixed charges:
Interest incurred	$179	$172	$160	$153	$181
Portion of rent expense which represents an appropriate interest factor (2)	35	31	36	28	27
Amortization of debt costs	4	3	3	2	4

Total fixed charges	$218	$206	$199	$183	$212

Preferred stock grossed up to a pre-tax basis	98	109	136

Combined fixed charges and preferred stock dividends	$316	$315	$335	$183	$212

Ratio of earnings to fixed charges	17.0x	7.3x	26.0x	14.8x	11.3x

Ratio of earnings to combined fixed charges and preferred stock dividends	11.7x	4.8x	15.4x	14.8x	11.3x

(1)
In 2014, includes a $1.6 billion dividend received from Samsung Corning Precision Materials related to the acquisition of Samsung Corning Precision Materials.  See Note 8 (Acquisitions) for more details.

(2)	One-third of net rent expense is the portion deemed representative of the interest factor.